LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

November 30, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, DC 20549

Attn: Douglas Brown, Esq.

Re:               LJM Energy Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 12, 2010
File No. 333-169014

Dear Mr. Brown:

On behalf of LJM Energy Corp., a Nevada corporation (the “Company”), and in response to your verbal comments regarding the Company’s Amendment No. 4 to Registration Statement on Form S-1 (“Form S-1”) filed with the Securities and Exchange Commission (“Commission”) on November 12, 2010, the Company filed Amendment No. 5 to Form S-1 (“Amendment No.5”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your verbal comments.

General

1. We note your response to our prior comment 1 to our comments issued November 9, 2010 and the filing of the Participation Agreement with Mid-OK Energy Partners as an exhibit. We also note the statement on page 2 of the agreement that the “Authority for Expenditure” for the test well was only an estimate and that you are obligated to pay your “Participation Percentage” of the actual costs, which seems to anticipate the possibility of additional costs the company will need to provide after the completion of the test well. Please revise your disclosure to address this possibility, including disclosure in your risk factor and summary prospectus sections. In particular, revise your disclosure in light of your statement that none of the use of proceeds from this offer will be used to pay the costs of drilling the initial well of the Magnolia Project.

Response:   The Company has revised its disclosure to anticipate the possibility of additional costs the Company will need to provide after the completion of the test well, including disclosure in the Company's risk factor and summary prospectus sections. The Company has also revised its disclosure to provide that the Company does not anticipate that any of the proceeds from this offering will be used to pay the costs of drilling the initial well of the Magnolia Project unless the actual costs exceed the initial authority for expenditure, in which case the Company will be obligated to use a portion of the proceeds allocate to working capital to pay the Company's  proportional share of the additional costs.

2. We note further that throughout your disclosure, it is not clear what costs the company will be required to pay in the event it enters into the operating agreement with Mid-OK Energy Partners anticipated in the participation agreement. See your disclosure in the first paragraph on page 17 of your registration statement. Please clarify throughout your filing what measures must be taken after the completion of the drilling of the test well in order for the company to receive any revenues from the drilling of the test well or any subsequent wells drilled by Mid-OK.

Response: The Company has revised its disclosure to make clear that the Company will not be required to pay any additional costs in the event it enters into the operating agreement with Mid-OK Energy Partners, unless the actual costs exceed the initial authority for expenditure, in which case the Company will be obligated to use a portion of the use of proceeds to pay the Company's proportional share of the additional costs. The Company has also revised its disclosure to disclose what measures must be taken after the completion of the drilling of the test well in order for the Company to receive any revenues from the drilling of the test well or any subsequent wells drilled by Mid-OK.

3. We note your disclosure that the initial drilling of the test well is scheduled to commence in late November 2010. Please update your disclosure to address the progress made drilling of the test well.

Response:  The Company has revised its disclosure to provide that the Company has been informed by the operator that the final land work for the Magnolia Prospect will be completed in the next 30 to 60 days depending on when the final permits are issued and the initial drilling of the well is scheduled to commence in the first quarter of 2011.

Hopefully, this response letter and Amendment No. 5 adequately address the issues raised in your comment letter.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

LJM Energy Corp.

/s/ Joel Felix
Joel Felix
Chief Executive Officer